22004138

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52697

SEC Mail Processing
MAR 16 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signature Securities Group Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas, 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Roberts	646-822-1433	jroberts@signatureny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signature Securities Group Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

[illegible]
Notary Public
State of NY
County of NY
No. [illegible]
Expires: June [illegible], 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Signature Securities Group Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 15, 2022

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents ($558,086 with the Parent)	$	37,636,424
Receivable from broker-dealers and clearing organizations		472,195
Premises and equipment, net of accumulated depreciation and amortization of $186,598		1,450
Deferred tax asset, net		369,005
Other assets		683,604
Total assets	$	39,162,678
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable	$	752,555
Intercompany taxes payable		8,873
Payable to affiliate		60,087
Total liabilities		821,515
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		32,335,479
Retained earnings		6,005,624
Total stockholder's equity		38,341,163
Total liabilities and stockholder's equity	$	39,162,678

See accompanying notes to financial statements.

(1) Organization

Signature Securities Group Corporation ("SSG" or "the Company"), a wholly owned subsidiary of Signature Bank ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, primarily "riskless" principal transactions, agency transactions, and investment advisory services. The Company's excess net capital of $33,913,355 as of December 31, 2021 is more than sufficient to support operations if it were to experience a net loss over the coming years. The Company has concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the respective financial statements are issued (or available to be issued).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities, and revenue and expenses reported. Such estimates, by their nature, are based on judgment and available information and, therefore, may vary from actual results.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months.

The Company's cash and cash equivalents balances was $37,636,424 at December 31, 2021. This amount primarily consisted of Fidelity U.S. government money market funds of $37,078,338. The Company also maintains $558,086 with the Parent which consisted of $472,451 in a bank money market account and $85,635 in a bank demand account.

(c) Receivable from Broker-Dealers and Clearing Organizations

The Company's receivable from broker-dealers and clearing organizations balances was $472,195 at December 31, 2021. This amount primarily consisted of commissions and fees receivable from its

clearing broker of $371,405. The Company also maintained cash deposits of $100,791, primarily consisting of a $100,000 cash pledged at its clearing broker. This is classified as a receivable from broker-dealers and clearing organizations in the Company's statement of financial condition.

(d) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to

measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2021:

Assets at Fair Value:	Level 1	Level 2	Level 3	Total
Money market funds	$ 37,550,789	—	—	37,550,789
Total assets at fair value	$ 37,550,789	—	—	37,550,789

There were no transfers in or out of Levels 1, 2 or 3.

(4) Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2021 the Company's net capital was $34,013,355, which was $33,913,355 in excess of its required net capital of $100,000.

Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $558,086 is on deposit with SSG's Parent, the balance is treated as a nonallowable asset due to its direct affiliation.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3 3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(continued)

(5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this liability based upon an overall benefits allocation between the Company and the Parent.

(6) Income Taxes

The Parent has filed its consolidated federal tax return, of which the Company is included, for the year-ended December 31, 2020. The Parent will file its combined New York and New York City tax returns, of which the Company is included, for the year-ended December 31, 2020 by the extended due date of April 15,2022. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. The Parent will timely file their 2021 Federal, New York State, and New York City tax returns by the appropriate extended due date. The Company has entered into a tax allocation agreement with the Parent. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group. At December 31, 2021, a net deferred tax asset resulted from net operating loss carryforwards as well as temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax assets:		
Net operating loss carry-forward	$	211,249
Accrued compensation		165,264
Other		3,053
Total deferred tax assets	$	379,566
Deferred tax liabilities:		
Prepaid expenses	$	(10,561)
Total deferred tax liabilities	$	(10,561)
Net deferred tax asset	$	369,005
Valuation allowance	$	—
Deferred tax asset	$	369,005

As a result of the amending tax allocation agreement with the Parent during 2021, and its continued cash settlement of current income taxes with the Parent, the Company reversed its valuation allowance against net deferred tax assets. In accordance with the tax allocation agreement, all current taxes were settled in cash between the Parent and the Company prior to December 31, 2021. The remaining deferred tax asset related

(continued)

to net operating loss carryforwards was settled in cash between the Parent and the Company in February 2022, prior to the Company filing its financial statements.

After considering all available positive and negative evidence, management concluded that a valuation allowance for deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized.

(7) Stock-Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees, and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

(8) Related-Party Transactions

As of year-end December 31, 2021, the Company maintains $558,086 with the Parent which consisted of $472,451 in a bank money market account and $85,635 in a bank demand account.

The Company had a $8,873 payable to the Parent for its share of the consolidated group's tax expense, recorded in intercompany taxes payable on the accompanying statement of financial condition. The Company had a $60,087 payable to the Parent related to the settlement of intercompany activity.

(9) Premises and Equipment

Premises and equipment are summarized as follows:

Premises and equipment:		
Leasehold improvements	$	39,397
Furniture, fixtures, and equipment		148,651
Accumulated depreciation and amortization		(186,598)
Premises and equipment, net	$	1,450

(10) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

(continued)

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(11) COVID-19

COVID-19 did not have a significant impact on the Company's financial statements. While the economic impacts related to COVID-19 have not negatively affected the Company, given the uncertainty that remains, it could impact the Company's future performance and operations.

(12) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 15, 2022, the date the financial statements were available to be issued, noting none, other than the settlement of the deferred tax asset of $211,249 with the Parent in February 2022 as discussed in footnote 6.